January 23, 2023

VIA E-MAIL

Terrance P. Gallagher
UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212

       Re: Redwood Real Estate Income Fund
       Initial Registration Statement on Form N-2
       File Nos. 333-268948 and 811-23846

Dear Mr. Gallagher:

         On December 22, 2022, Redwood Real Estate Income Fund (the    Fund   )
filed a
registration statement on Form N-2 (the    Registration Statement   ) under the
Securities Act of
1933, as amended (the    1933 Act   ) and the Investment Company Act of 1940,
as amended (the
   1940 Act   ). We have reviewed the filing and have the following comments.
All capitalized
terms not otherwise defined herein have the meaning given to them in the Registration
Statement. Unless otherwise specified, references to items, instruction numbers and guides in this letter are to items and instructions in Form N-2, and the Guidelines for Form N-2, respectively. References to rules are to the rules under the 1940 Act.

GENERAL

1. We note that the Registration Statement is missing information and exhibits (e.g., seed financial statements of the Fund) and contains bracketed disclosures. We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.
2. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.
3. Please advise us if you expect to submit any exemptive application(s) or no action request(s) in connection with the Registration Statement. In particular, inform us whether the Fund intends to request exemptive relief from various portions of the 1940 Act in order to issue multiple classes of shares.
4.     Please tell us if you have presented or will present any    test the
waters    materials to
       potential investors in connection with this offering. If so, please provide us with copies of such materials.
 FACING PAGE

5.    Please remove the 814 file number reference from the facing page.

PROSPECTUS

Cover page

6.    Please address the following comments related to the Fund   s investment
strategy
      discussion:
         a. Per the discussion in Fund Summary   Investment Objective and
Strategies,
            disclose that the Fund may invest in below investment grade securities or securities that would be rated below investment grade if they were rated;
         b. In the second sentence of the discussion, if accurate, please move in the United
            States    after    and other real estate related debt securities
to clarify that all of the
            Fund   s investments will be in the United States;
         c. Briefly describe the types of investments that constitute    other
real estate related
            debt securities.    If the term refers to    other commercial real
estate related debt
            securities,    please so clarify; and
         d. While the Fund does not intend to use leverage in its first year of operations,
            leverage is a component of the Fund   s principal investment
strategy. Please add
            disclosure on the Fund   s expected use of leverage and in a
prominent fashion, a
            cross-reference to the leverage risk disclosure in the Prospectus. (See Item 1.1.j.)
            Please ensure that all disclosure relevant to the Fund   s use of
leverage contained
            in Guide 6 is included in the body of the Prospectus.
7.    Please address the following comments related to Fund   s operation as an
interval fund:
         a. Disclose the information required by the first paragraph of Guide 10; and
         b. The Fund states that the Shares will be offered for sale on a continuous basis at
            the net asset value    subject to any applicable sales charges and
other fees, as
            described herein.    The Fund does not impose sales charges or
other fees at
            purchase. Please revise the statement.
8.    Please address the following comments under the heading Shares are an
Illiquid
      Investment:
         a.   Remove    generally    from the second bullet point; and
         b. In the penultimate bullet point, consider adding a brief statement about the tax implications for an investor of a return of capital.
9.    If there is an e-mail address for investors to request the Fund   s SAI;
annual report; semi-
      annual report; or other information about the Fund and to make shareholder inquiries, please add this to the first paragraph on the back of the cover page. (See Item 1.d.)





         Page 2 of 13
 Prospectus Summary

The Fund and the Shares

10.    The disclosure states that    [t]he Investment Manager provides
day-to-day investment
       management services to the Fund.    Please add disclosure to this
subsection, The
       Investment Manager and Sub-Adviser, and Management of the Fund   The
Investment
       Manager and Sub-Adviser, explaining the Sub-Adviser   s role in managing
the Fund.

Investment Objectives and Strategies

11. Please add disclosure in an appropriate location(s) in the Prospectus to address the
       following comments regarding the Fund   s investments:
          a. Explain in the disclosure the terms    first position lien
mortgages    and    senior
             secured mortgages.    In this connection, explain the material
differences between
             the two;
          b. Disclose (i) the types of investments that fall under the category other real estate
             related debt securities,    (ii) whether these investments are
backed by commercial
             real estate assets and, (iii) whether the investments will be in the United States;
          c. Per the investment strategy discussion later in the Prospectus, disclose that up to
             20% of the Fund   s investments may include (i) loans secured by
liens other than
             first mortgages (including mezzanine and other subordinated debt instruments),
             (ii) preferred equity interests in commercial real estate, and
(iii) commercial real
             estate related assets in the continental United States. Briefly explain each
             category of investments;
          d. Explain in the disclosure the term    loan-to-value (LTV) ratio;

          e. The Fund may invest up to 20% of its total assets in short-duration fixed income instruments. Disclose the types of investments that fall into this category;
          f. If the Fund plans to invest in distressed securities as part of its principal investment strategy, include appropriate disclosure; and
          g. Disclose that the Fund is concentrated (i.e. invests more than 25% of total assets)
             in the real estate industry.
12.    The Fund states under Taxation of the Fund that it    expects to invest
in debt obligations
       that will be treated as having    market discount    and/or original
issue discount (   OID   ).
       Please discuss OID securities in the investment strategy discussion.
13. If the Fund intends to invest in covenant-lite loans, please describe such loans and the extent in which the Fund may invest in such loans. Please also add attendant risk disclosure to the Principal Risk Factors section.
14. The Sub-Adviser may originate or co-originate loans in which the Fund will invest.
       Please add a brief discussion of loan origination to this subsection and include a cross reference to the more detailed discussion of loan origination in the Prospectus.
15. The Fund states that it may employ leverage through borrowing. Please disclose the type(s) of leverage the Fund expects to use (e.g., bank credit facilities, issuance of


             Page 3 of 13
       preferred shares, etc.). The Fund also states that it may employ leverage through swaps or other derivative instruments but provides no additional information on swaps or the other types of derivative instruments the Fund expects to use, how they may be employed, or attendant risks. In an appropriate location(s) in the Prospectus, please add more detailed disclosure on the actual derivative instruments that the Fund intends to use and their associated principal risks. (See Letter from Barry D. Miller, Associate Director,
      Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment
      Company Institute, dated July 30, 2010.)
16.   If derivatives will be counted towards the Fund   s 80% investment
policy, please disclose
      in an appropriate location in the Prospectus that derivatives will be valued based on marked-to-market value for purposes of the 80% investment policy.
17. The Fund states that it will invest in commercial mortgage loans, originate loans, and
         hold its direct loans until maturity,    yet also discloses that the
average duration of its
      mortgages will be 18 months. Given the Fund   s investment activities,
please confirm that
      average duration is expected to be only 18 months and explain why this is so.

The Investment Manager and Sub-Adviser

18.   Please update the Investment Manager   s and Sub-Adviser   s assets under
management to
      the most recent practicable date.
19. Please supplementally inform us whether the Investment Manager, Sub-adviser or any of their affiliates may be engaged to provide loan administration or other services, including services related to bankruptcy or workout procedures. If the Investment Manager, Sub-
      adviser or any of their affiliates may provide such services in connection with Fund investments, or if the Fund may invest in assets that are being serviced by any of the foregoing entities, please disclose this, along with any conflicts that may arise from these activities, in an appropriate location in the Prospectus.

The Offering

20. The minimum initial investment in the Fund is $[1,000]. Per the disclosure under
      Purchasing Shares, please add that there is no minimum amount for any subsequent investment.

Repurchase Offers

21.   The disclosure states that the repurchase offer deadline    will be
approximately fourteen
      (14) days prior to the Valuation Date.    Please revise to clarify that
the repurchase offer
      deadline will be no later than the fourteenth day after the repurchase request deadline (or the next business day if the fourteenth day is not a business day).
22.   Please disclose when the Fund will pay for any Shares repurchased.

Risk Factors

23. Please briefly summarize the principal risks of an investment in the Fund in the Fund
      Summary, including the principal risks related to the Fund   s repurchase
offers. Please
      note that the synopsis disclosure should summarize the principal risks, and not just repeat the Principal Risk Factors disclosure. (See Instruction to Item 3.2.)



       Page 4 of 13
 24. In the second paragraph of the subsection, please add a reference to use of leverage as an activity that may raise conflicts of interest concerns. Please also add a cross reference in this paragraph to the Conflicts of Interest section.

Fund Fees and Expenses

25.   In the introduction to the fee table, please (a) replace    through the
Fund   s investments    in
      the first sentence with    through an investment in the Fund    or
similar language, and (b)
      delete the second sentence.
26.   Please address the following comments with respect to the fee table:
          a. The cover page states that the    Fund   s initial offering
expenses are described
             under    FUND FEES AND EXPENSES.    Address in the fee table;
          b. Replace    (as a percentage of subscription amount)    with    (as
a percentage of
             offering price).    In this connection please replace the term
subscription    in the
             context of purchase of Shares with    purchase    or a similar
term;
          c. The Fund is offering only Class I Shares, which are not subject to a sales load.
             Delete Note 1 or supplementally explain why it should be retained;
          d. The Fund states that it does not expect to employ leverage through borrowing or use of derivatives during its first year of operations. Please delete Note 2, the
             Dividend and Interest Expense on Borrowings line item, and the reference to
                Dividend and Interest Expense on Borrowings    in Note 4, or
supplementally
             explain why these should be retained;
          e. The Management Fee must be shown in the table as a percentage of net assets.
             Please revise Note 3 accordingly. The Fund also may disclose that the
             Management Fee will be calculated on the basis of Managed Assets. In this regard, please clarify in Note 3 that the Fund does not plan to engage in leverage during its first year of operations; therefore, the Management Fee based on net assets and Managed Assets will be the same during this period; and
          f. The fee table includes a line item and accompanying note for Acquired Fund Fees and Expenses. If the Fund will invest in other investment companies, please add a discussion of such investments to the principal strategy
discussion.
27.   The Fund states that Other Expenses are estimated based on    anticipated
investments in
      the Fund.    Please disclose the asset level on which fees in the fee
table are based.
28.   Per Item 3.11.d., please make the following statements more prominent:
             The example is based on the annual fees and expenses of Class I Shares set out in the table above and should not be considered a representation of future expenses.
             Actual expenses may be greater or less than those shown.

Use of Proceeds

29.   Please address the following comments:
          a. Remove the reference to sales charges in the first sentence;


        Page 5 of 13
           b. Reconcile the statement in the first paragraph that the Fund expects to invest
             proceeds from the offering    generally not later than three
months after receipt
             with the statement in the second paragraph that the Fund expects
that it will    be
             partially invested within three months;    and
          c. The Fund   s disclosure on the use of temporary defensive measures
appears only
             in this section. Please consider whether disclosure should be added elsewhere in the Prospectus to address the use of temporary defensive measures in response to adverse market or other conditions.

Investment Objectives and Strategies

Investment Objective

30.   If the Fund   s investment objective may be changed without a vote of the majority of
      shareholders, please so disclose. (See Item 8.2.a.)

Investment Strategies and Overview of Investment Process

31.   Include a statement that the Fund   s 80% policy may be changed by the
Board upon at
      least 60 days    prior written notice to shareholders.
32. Please provide a definition of duration and an example showing how an increase of 1% in
      interest rates affects the value of the Fund   s assets at a given
duration (e.g., if a portfolio
      has a duration of two years and interest rates increase by 1%, then it would decline in value by approximately 2%).
         Investment Process

33.   The term    continental United States    is used throughout this
subsection, but not
      elsewhere in the Prospectus. If investments will be limited to the continental United
      States, please explain the term, and use it consistently throughout the Prospectus.
34.   The first sentence suggests that only a portion of the Fund   s assets
are allocated to the
      Sub-Adviser. Please clearly disclose how the Fund   s assets are
allocated between the
      Investment Adviser and the Sub-Adviser.
35. The second and third paragraphs are titled Senior Mortgage Loans and Subordinated
      Debt, respectively. These subheadings do not align with the reference to investments in
      first-lien mortgages and senior secured mortgages in the Fund   s
investment strategy.
      Please revise the disclosure under Investment Process so that it is clear how the
      disclosure in the second and third paragraphs relate to the Fund   s
investment strategy.
36.   We note that little information is provided on the material features of
the Fund   s principal
      investments. Please revise to provide a more fulsome description of each of these investments.
37. If the Fund will focus on any particular property type(s), geographic region(s) or metropolitan area(s), please disclose the type(s) of commercial real estate, geographic regions(s) or metropolitan area(s) the Fund will focus on.





          Page 6 of 13
 38. The Fund states that it will originate or co-originate loans and discusses its due diligence process and underwriting standards. Please also disclose the following:
          a. Any limits on loan origination by the Fund;
          b. Whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations; and
          c. Whether the Fund will set up its own online lending platform to originate loans.

Principal Risk Factors

39. Please add disclosure addressing: (a) the risks of investments in below investment grade securities risk and unrated securities risk, and (b) valuation risk.
40.   The Fund states on the cover page that    [a]ll or a portion of an annual
distribution may
      consist solely of a return of capital.    In an appropriate location in
the Principal Risk
      Factors:
          a. Explain the term    return or capital;
          b. Disclose the potential for return of capital to shareholders and the reasons why capital may be returned in a distribution;
          c. Disclose that return of capital distributions should not be considered the dividend yield or total return of an investment in Shares and that any capital returned to shareholders through distributions will be distributed after payment of Fund fees and expenses; and
          d. Briefly explain the consequences of a return of capital for federal tax purposes and include a cross reference to the relevant discussion under Taxes.

General Risks

41.   Under Repurchase Offers; Limited Liquidity or elsewhere in this subsection, as
      appropriate, please disclose the following:
          a. The Shares are not listed for trading on any securities exchange and the Fund does not expect a secondary market for the Shares to develop;
          b. If applicable, that (i) offering proceeds could be used to meet repurchase obligations, and (ii) such use of offering proceeds may constitute a return of capital and the applicable federal tax consequences;
          c. That if the Fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares will be a taxable event for shareholders; and
          d. The circumstances under which the Fund may involuntarily repurchase Shares and the federal tax consequences of such repurchases to
shareholders.
42. The Fund expects to make quarterly repurchase offers for five percent (5%) of its outstanding Shares. If a repurchase offer is oversubscribed, the Fund intends to repurchase Shares on a pro rata basis. Please revise the redemption risk discussion in
      Large Shareholder Transactions Risk in light of the Fund   s repurchase
offer procedures.


        Page 7 of 13
 43.   Under Borrowing, Use of Leverage, please add the following disclosure:
          a. Leverage may result in greater volatility of the Fund   s NAV and
distributions
             made on the Shares;
          b. Unless earnings, net of Fund expenses, on the Fund   s investments
exceeds the
             costs of the leverage, the Fund will experience losses; and
          c. If the Fund invests in a derivative instrument, it could lose more than the amount invested.
44.   Please address the following comments on Legal, Tax and Regulatory risk:
          a. Update the discussion on derivatives to reflect the effectiveness of Rule 18f-4;
          b. Explain in the disclosure how    the regulatory environment for
leveraged investors
             is evolving;    and
          c. Since all investment companies must comply with legal requirements applicable to them, remove all statements that compliance with regulatory or other legal requirements could result in adverse consequences to the Fund.
45.   The Fund states that    [a] substantial portion of the Fund   s
investments are illiquid.    As
      such, please supplementally explain why portfolio turnover risk is a principal risk for the
      Fund. If portfolio turnover is a principal risk, please add frequent trading disclosure to the investment strategy discussion.

Investment-Related Risks

         General Investment-Related Risks

46.   The Fund   s principal investment strategy does not contemplate
investments in
      commodities. Please remove the reference to commodities under Alternative Investments
      Risk and Highly Volatile Markets risk.
47. Please tailor the list of derivative instruments under Alternative Investments Risk, Highly
      Volatile Markets and Counterparty Credit Risk to reflect those the Fund expects to use.

         Investment Strategy-Specific Investment-Related Risks

48.   The Fund uses the term    direct loans    only in Illiquid Portfolio
Investments risk. Please
      explain the meaning of    direct loans    so that it clearly ties to the
Fund   s principal
      investment strategy.

Management of the Fund

49. If applicable, please disclose the name and nature of business of any person who controls the Manager or the Sub-adviser. (See Item 9.1.b.(1).)
         Portfolio Managers
50. The disclosure states that the Fund is jointly managed at the Investment Manager by the listed individuals and jointly managed at the Sub-Adviser by the listed individuals.
      Please disclose the information required by the Instruction to Item
9.1.c.


         Page 8 of 13
           The Investment Management Agreement

51. The disclosure contains a cross reference to a discussion of the Sub-Advisory Agreement in the SAI. Please disclose the material terms of the Sub-Advisory Agreement in the
       Prospectus.

Administration

52.    If the Administrator also administers the Fund   s quarterly repurchase
offers or serves as
       the DRIP agent, please so disclose.

Fund Expenses

53.    The disclosure states that    [t]he expenses of the Fund include, but
are not limited to, any
       fees and expenses in connection with the offering and issuance of
Shares.    Please
       supplementally explain to us the nature of these fees and expenses. We may have further comments.
54.    Please disclose who bears the following expenses associated with the
Fund   s
       investments: structuring and negotiation of the terms of Fund investments, perfecting liens, any loan servicing obligations, and any costs related to bankruptcy or work-out procedures. Please supplementally confirm that investment-related expenses, if borne by the Fund, are reflected in the fees and expenses table.

Conflicts of Interest

55.    Please delete the following:    [b]y acquiring Shares, each Shareholder
will be deemed to
       have acknowledged the existence of any such actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.
56. Please include disclosure on the policies and procedures the Investment Manager, Sub-
       Adviser and their affiliates have in place to address the conflicts discussed in the
       Prospectus.

Outstanding Securities

57.    As of the date of the Prospectus, the holder of the Fund   s seed
capital owns 100% of the
       Fund   s outstanding securities. Please revise the statement in this section and under
       Control Persons and Principal Shareholders in the SAI.

Tender Offers/Offers to Repurchase

58.    There is no indication in the Prospectus that the Fund will be
conducting    tender offers.
       Please delete from the title of the section.
59. Please include a cross reference to the discussion of the federal tax consequences to the
       Fund and shareholders of the repurchase of Shares. (See Guide 2.)
60. The Fund states under Credit Facility that it may use borrowings to satisfy repurchase obligations. Please disclose the maximum amount of debt that may be incurred for this purpose, the restrictions imposed on leverage by the 1940 Act, and a cross reference to the risks of leveraging. Please also disclose in this section, or add a cross reference(s) to


          Page 9 of 13
        the discussion(s) elsewhere in the Prospectus, regarding the effect that share repurchases and any related financings may have on the expense ratio, portfolio turnover rate, the ability of the Fund to achieve its investment objective, and the ability of the Fund to qualify as a RIC under the Code. (See Guide 2.)

Tender/Repurchase Procedures

61.    The disclosure states that    [t]he Fund may cause a mandatory
repurchase or redemption
       of all or some of the Shares of a Shareholder, or any person acquiring Shares from or through a Shareholder, at NAV in accordance with the Declaration of Trust and Section
       23 of the Investment Company Act and Rule 23c-2 thereunder.    Please
disclose the
       circumstances under which a mandatory repurchase or redemption could occur.
           Oversubscribed Repurchase Offers

62. Please disclose whether the Fund currently expects to offer to repurchase additional
       Shares in the event a repurchase offer is oversubscribed.
          Suspension or Postponement of Repurchase Offers

63. Please add at the end of the discussion that the Fund will provide notice to Shareholders of any suspension or postponement of a repurchase offer.

Anti-Money Laundering

64.    Please consider adding disclosure to this section on the Fund   s
customer identification
       procedures, including USA Patriot Act information requirements to open an account.

Credit Facility

65. Please disclose that the Fund is not expected to enter into such Borrowing Transactions for first year of operations.

Calculation of Net Asset Value

General

66.    Please address the following comments regarding calculation of NAV:
           a. Explain in this section and under Suspension of Calculation of Net Asset Value,
              what is meant by    the close of business on each business day
(i.e., close of
              trading (normally 4:00 p.m. Eastern Time) on each day the NYSE is open for business);
           b. Disclose in a general manner any national holidays when Shares will not be priced; and
           c. Disclose how the Fund calculates its NAV per Share.
67.    The disclosure states that    [i]nformation that becomes known to the
Fund or its agents
       after the NAV has been calculated on a particular day will not be used to retroactively
       adjust the price of a security or the NAV determined earlier.    Please
revise to account
       for the obligation to correct a material error in the calculation of the
Fund   s NAV.



      Page 10 of 13
 Dividend Reinvestment Plan

68. If applicable, please add disclosure that an investor holding Shares that participate in the
        DRIP in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRIP. (See Item 10.1.e.)

Taxes

69. Please disclose whether shareholders will be subject to the alternative minimum tax. (See
        Instruction 2 to Item 10.4.)
70.     Under Taxation of the Fund   Distributions to Shareholders, please
disclose the
        information required by Item 10.4.(iii).
71. Consider whether the disclosure under Under Taxation of the Fund Expenses is relevant to the Fund.

Description of Shares

72.     The Fund states that    it may offer other classes of Shares as well in
the future, subject to
        receipt of the necessary exemptive relief.    Please add that there is
no assurance that the
        SEC will grant the exemptive relief requested by the Fund.
73.     Please provide the information required by:
           a. Items 10.1.a. (4), (5) and, if applicable, (6) and the Instructions thereto; and
           b. If applicable, Item 10.1.f.
74.     The Disclosure states that the Board may    [f]rom time to time, vary
the characteristics of
        Class I Shares described herein, including without limitation, in the following respects:
        (1) the amount of fees permitted by a distribution and/or service plan as to such class;
        [and] (3) voting rights with respect to a distribution and/or service plan as to such class.
        Please delete or supplementally explain how the Board may adopt a distribution or service plan or alter voting rights with respect to such a plan without a shareholder vote.
75. Please consider disclosing in this subsection, or another appropriate section of the
        Prospectus, that a shareholder(s) may bring a derivative action only if: (a) holders of at least ten percent (10%) of the outstanding Shares of the Fund, or 10% of the outstanding shares of the class to which such action relates, join in the bringing of such action; (b)
        he/she/they makes a pre-suit written demand upon the Board to bring the subject action complaint with the requirements in Section 2.10 of the Declaration of Trust; (c) the
        Trustees are given a reasonable amount of time consider and investigate the request; and
        (d) the Trustees may retain counsel or other advisers in considering the merits of the request and will require an undertaking by the shareholder(s) making such request to reimburse the Fund for the expense of any such advisers in the event that the Trustees determine not to bring such action. If the Board determines that maintaining a suit would not be in the best interests of the Fund or the affected class the complaining shareholder(s) may not commence the derivative action. If the Board determines that a suit should be maintained, then the Trust officers shall commence the suit directly rather than derivatively. The Declaration of Trust provides that the foregoing provisions will not apply to claims brought under the federal securities laws.



          Page 11 of 13
 Purchasing Shares

76.   The disclosure states that    [t]he Shares will initially be issued at
$25 per share.    Please
      reconcile this statement with the disclosure on the cover page of the Prospectus which states that Shares will be offered at current NAV.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies

77.   Please address the following comments relating to the Fund   s
fundamental policies:
          a. Disclose the Fund   s fundamental policy with respect to short
sales, purchases on
             margin, and the writing of put and call options (see Item
17.2.b.);
          b. In the Fund   s fundamental policy relating to real estate, also
address the purchase
             and sale of real estate mortgage loans (see Item 17.2.f.);
          c. In the Fund   s fundamental policy on concentration, (i) delete
that the Fund   s
             investment advisor determines are    in the first sentence, (ii)
delete    [u]nder
             normal circumstances,    in the last sentence, and (ii) replace
related to the real
             estate industry    in the last sentence with    of issuers in the
real estate industry;
             and
          d. In the Fund   s fundamental policy on Share repurchases, please
(i) add the
             statement required by Rule 23c-3(b)(2)(i)(A) to the policy, and
(ii) revise the last
             sentence to make clear that it is part of the fundamental policy (see Rule 23c-
             3(b)(2)(i)(C)).
78. Please clarify in the paragraph immediately following the fundamental policies that the
      Fund must always be in compliance with its policy on borrowing.
79.   Please consider whether the explanation of the Fund   s policies on
borrowing and senior
      securities should be revised in light of Rule 18f-4.
80.   Please revise the explanation of the Fund   s senior securities policy to
reflect the
      limitations on the issuance of senior securities by closed-end funds, including the issuance of preferred shares.

Other Potential Risks and Additional Investment Information

81. Please update the discussion under LIBOR Transition to reflect regulatory and market developments in preparation for the discontinuation of LIBOR settings in mid-2023. If
      LIBOR transition risk is a principal risk for the Fund, please add risk disclosure to the
      Prospectus.
82.   The disclosure states that    a portion of the Fund   s assets may be
invested in other types
      of residential and commercial debt securities    and mentions K-Notes as
an example. If
      investment in these securities is part of the Fund   s principal
investment strategy, please
      include disclosure on these securities and attendant risks in the Prospectus.





        Page 12 of 13
 PART C

Item 25. Financial Statements and Exhibits

83.    The exhibits to be filed by amendment are listed as    Form of
agreements. Please file
       executed copies of each such agreement. (See General Instruction 3 to Item 25.)

Item 30. Indemnification

84.    Please include the disclosure required by the Instruction to Item 30.

Item 34. Undertakings

85.    Please include the undertaking set forth in Item 34.6.

Signatures

86. Please note the signature requirements of Section 6(a) of the 1933 Act require that the
       Registration Statement be signed by the Fund   s principal executive
officer, and principal
       financial officer, principal accounting officer or comptroller, as well as a majority of the
       Board. Please ensure that, prior to filing the pre-effective amendment, the Registration
       Statement has the proper signatures pursuant to Section 6(a) of the 1933 Act.
                                            * * * *

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

        Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Should you have any questions regarding this letter prior to filing the pre-effective amendment, please contact me at (202) 551-6907 or chooy@sec.gov.

                                                     Sincerely,
                                                     /s/ Yoon Choo
                                                     Senior Counsel


cc: Andrea Ottomanelli Magovern, Assistant Director
    Sally Samuel, Branch Chief
    Joshua B. Deringer, Faegre Drinker Biddle & Reath LLP





        Page 13 of 13